UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR      ☐    Form N-CSR
For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Snap Interactive, Inc.

Full Name of Registrant

Former Name if Applicable

462 7th Avenue, 4th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10018

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Snap Interactive, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the “Form 10-Q”) within the prescribed time period without unreasonable effort and expense.  The Company and its independent auditor need additional time to complete and review the Company’s financial statements and disclosures to be included in the Form 10-Q since the Company is in the process of evaluating the accounting treatment for common stock warrants that were issued in January 2011 in connection with an equity financing.  Depending on the outcome of this review, the Company may be required to restate the previously issued audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2011 and the unaudited financial statements included in its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2012 and March 31, 2012.  It is expected that any restatement would affect the Company’s consolidated financial statements for the aforementioned periods.  Although the Company cannot reasonably estimate the magnitude of any adjustment at this time, any such adjustment would be a non-cash and non-operating adjustment, and not affect the Company’s revenue, operating expenses, or liquidity for the aforementioned periods.  The Company is working diligently with a third-party valuation firm and its independent auditors to resolve the accounting treatment for the warrants but currently does not expect to file its Form 10-Q within the five-day extension period afforded by Rule 12b-25 under the Securities and Exchange Act of 1934, as amended.  However, the Company currently expects to be able to file its Form 10-Q shortly after the expiration of the extension period and by no later than November 26, 2012.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jon D. Pedersen, Sr.	(212)	514-5050
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements, including statements regarding the Company’s financial results for the quarter ended September 30, 2012 and the Company’s ability to file its Form 10-Q after the five day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its financial statements for the quarter ended September 30, 2012, the effect of any adjustments on the Company’s results of operations or financial condition, the review of such financial statements by the Company and its independent auditor and any unexpected delays which the Company may incur in connection with the preparation of the Form 10-Q.

Snap Interactive, Inc.
(Name of registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2012	By:	/s/ Jon D. Pedersen, Sr
	Name:	Jon D. Pedersen, Sr.
	Title:	Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A
to
Form 12b-25
Part IV, Item (3)

The Company anticipates that its Form 10-Q for the quarter ended September 30, 2012 will contain results of operations that reflect a significant change from the quarter ended September 30, 2011, due to the launch of the redesigned AreYouInterested.com product in 2012 and the corresponding changes to the Company’s results of operations.  The Company cannot reasonably estimate results of operations to be reported in the Form 10-Q until the Company finishes its consolidated financial statements and such statements are reviewed by the Company’s independent auditor.